May 2010

Important Prospectus Proxy Statement Information for Bank of Hawaii Advisors

About Aberdeen

Aberdeen Asset Management Inc is the wholly-owned U.S. subsidiary of Aberdeen Asset Management PLC (“Aberdeen Asset”), a global investment management group which is headquartered in Aberdeen, Scotland, and manages more than $259 billion of assets for both institutions and private individuals (as of March. 30, 2010). The group employs over 1,800 staff across 24 countries worldwide.

Fund Tickers

Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund	Ticker
Institutional Class	AAPIX
Institutional Service Class	AAPEX

Aberdeen International Equity Institutional Fund	Ticker
Institutional Class	WPIEX
Institutional Service Class	AIESX

Aberdeen Small Cap Fund	Ticker
Institutional Class	GSCIX
Class A	GSXAX
Class C	GSXCX

Aberdeen Core Income Fund*	Ticker
Institutional Class	PDIVX
Class A	PCDFX
Class C	PCDCX

*Not currently available for sale to U.S. investors.

Over the next several weeks you may receive questions from your clients who are shareholders of certain Pacific Capital Funds. We would like to take this opportunity to review the recent proxy materials mailed to those shareholders.

Pending shareholder approval, the following Pacific Capital Funds will be reorganized into corresponding Aberdeen Funds:

Current Pacific Capital Fund	Proposed Aberdeen Fund
New Asia Growth Fund	Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund
International Stock Fund	Aberdeen International Equity Institutional Fund

Small Cap Fund	Aberdeen Small Cap Fund
High Grade Core Fixed Income Fund	Aberdeen Core Income Fund*

Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund

• employs a fundamental bottom-up equity investment style characterized by intensive, first-hand research and disciplined company evaluation

• Stocks are selected using an assessment of quality and price

• Stocks are identified for their long-term fundamental value

• The Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund has an investment objective that is identical to its corresponding Pacific Capital Fund

• The Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund is expected to have a lower total expense ratio than the historical total expense ratio for the corresponding Pacific Capital Fund

Aberdeen International Equity Institutional Fund

• employs a fundamental bottom-up equity investment style characterized by intensive, first-hand research and disciplined company evaluation

• Stocks are selected using an assessment of quality and price

• Stocks are identified for their long-term fundamental value

• The Aberdeen International Equity Institutional Fund has an investment objective that is identical to its corresponding Pacific Capital Fund

• The Aberdeen International Equity Institutional Fund is expected to have a lower total expense ratio than the historical total expense ratio for the corresponding Pacific Capital Fund.

Aberdeen Small Cap Fund

• employs a fundamental bottom-up equity investment style characterized by intensive, first-hand research and disciplined company evaluation

• Stocks are selected using an assessment of quality and price

• Stocks are identified for their long-term fundamental value

• The Aberdeen Small Cap Fund has an investment objective that is identical to its corresponding Pacific Capital Fund

• The Aberdeen Small Cap Fund is expected to have a lower total expense ratio than the historical total expense ratio for the corresponding Pacific Capital Fund.

Aberdeen Core Income Fund

• May invest in such securities as, but not limited to, U.S. Government securities, foreign government and agency, supranational and quasi government obligations, residential mortgage-backed securities and commercial mortgage-backed securities

• Invests at least 80% in a diversified portfolio of fixed income securities and instruments rated BAA3/BBB- or higher at the time of purchase

• Duration neutral portfolio

Note: The investment objective for the Aberdeen Core Income Fund is different than the investment objective for the corresponding High Grade Core Fixed Income Fund.

The significant differences are:

1. The Aberdeen Fund and the Pacific Capital Fund have different investment objectives in that the Aberdeen Fund also seeks capital appreciation.

2. The Pacific Capital Fund may invest up to 25% of its assets in investment grade dollar-denominated debt securities of foreign issuers, while the Aberdeen Fund is not subject to such a limit.

3. The Pacific Capital Fund is also permitted to invest a higher threshold of its net assets in below investment grade bonds than the Aberdeen Fund (10% verses 5%)

• The Aberdeen Core Income Fund is expected to have a lower total expense ratio than the historical total expense ratio for the corresponding Pacific Capital Fund

• The Aberdeen Core Income Fund is not currently available for sale to U.S. investors.

Additional Information

For additional information, please reference the proxy statement or contact Aberdeen directly.

Contact Information:

Joseph Pursley

Phone: 215-405-2420

Email: Joseph.Pursley@aberdeen-asset.com

Advisor Services Sales Desk: 800-485-2294

Important Information

Unless otherwise noted, all information is as of March 31, 2010. The views expressed should not be construed as advice on how to construct a portfolio or whether to buy, retain or sell a particular investment.

Investors should carefully consider a fund’s investment objectives, risks, fees, charges and expenses before investing any money. To obtain this and other fund information, please call 866-667-9231 to request a prospectus, or download a prospectus at www.aberdeen-asset.us. Please read the prospectus carefully before investing any money. Investing in mutual funds involves risk, including possible loss of principal. There is no assurance that the investment objective of any fund will be achieved.

Aberdeen Funds are distributed by Aberdeen Fund Distributors LLC, Member FINRA and SIPC. 1735 Market Street, 32nd floor, Philadelphia, PA 19103. “Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

Foreign securities are more volatile, harder to price and less liquid than U.S. securities. These risks are enhanced in emerging market countries. Concentrating investments in the Asia-Pacific region subjects the Fund to more volatility and greater risk of loss than geographically diverse funds. Equity stocks of small and mid-cap companies carry greater risk, and more volatility than equity stocks of larger, more established companies.

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR DISTRIBUTION TO THE PUBLIC.